SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                        The Ashton Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
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                         (Title of Class of Securities)


                                   045084-10-0
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                                 (CUSIP Number)


               Harvey Spear, Esq., Cadwalader Wickersham & Taft,
                       100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.       045084-10-0       .
         -------------------------

                                  SCHEDULE 13D


CUSIP No. 045084-10-0                                          Page 2 of 3 Pages



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric W. Rittereiser
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions) (a) |_|   (b) |_|
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS (See Instructions)
       PF
--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
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                      7        SOLE VOTING POWER
                               1,750,000

                      ----------------------------------------------------------
     NUMBER OF
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY               -0-
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING
       PERSON         9        SOLE DISPOSITIVE POWER
        WITH                   1,750,000

                      ----------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,750,000

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.1%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

                                                               Page 3 of 3 Pages


                         AMENDMENT NO. 4 TO SCHEDULE 13D

     This amended statement filed by Fredric W. Rittereiser (the "Reporting Person") relates to shares of common stock, $.01 par value per share, of The Ashton Technology Group, Inc. This Amendment No. 4 amends Item 7 of this
Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

     On April 10, 1997, the Reporting Person withdrew his request for confidential treatment of Section 5.20 of Exhibit 99.1 to this Schedule 13D, and therefore Section 5.20 of Exhibit 99.1 to this Schedule 13D is hereby restated as follows:

     "Section 5.20 Rosensaft Cooperation. Rosensaft hereby agrees to cooperate fully with Ashton, UTTC, Dover and Rittereiser with regard to the Securities and Exchange Commission's investigation styled In the Matter of Ashton Technology Group, Inc. (P-225) (the "Investigation"). Rosensaft further agrees that Cadwalader, Wickersham & Taft, Ashton's counsel, shall act as co-counsel to Rosensaft with Smith Campbell & Paduano in connection with the Investigation."


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            April 18, 1997

Fredric W. Rittereiser


/s/  Fredric W. Rittereiser
---------------------------